Saipem

Via Martiri di Cefalonia 67
20097 San Donato Milanese (MI)
Telex: 310246 Eni-Saipem
Fax: 02/52044667
Tel. centralino: 02/5201

Società per Azioni
Sede Legale in San Donato Milanese
Via Martiri di Cefalonia 67
Capitale Sociale Euro 440.697.000 i. v.
Registro delle Imprese di Milano, Codice Fiscale 00825790157
Partita IVA: 00825790157
R.E.A. Milano n. 788744

Eni
GROUP

SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
U.S.A.

Rif./Prot. SEGR/ 108


03050854

San Donato M.se, April


SEC MAIL PROCESSING
RECEIVED
MAY 12 2003
WASH. D.C. 207 SECTION

SUPPL

Re: Saipem S.p.A. - File No. 82.4776

Dear Sirs,

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

- Saipem Press Release dated 25th February 2003
- Saipem Press Release dated 24th March 2003


PROCESSED
JUN 03 2003
THOMSON
FINANCIAL

Each document indicates the file number in the upper right hand corner of each unbound page.

If you have any questions or comments or require further information, please contact Mr. Alessandro Bernini, telephone number -- (2) 52034293 or Mr. Michele Nebbioli, telephone number -- (2) 52054276.

Yours faithfully,

Saipem S.p.A.
Administration, Finance and Contr
Senior Vice President
(Alessandro Bernini)

dlw 5/29


UKAS

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

For the months of February 2003, March 2003

Saipem S.p.A.
(Exact name of Registrant as specified in its charter)

Via Martiri di Cefalonia 67 - 20097 San Donato Milanese - Italy
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F).

Form 20-F ____ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __X__ No ____

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82.4776

Saipem


Eni
GROUP

PRESS RELEASE - 24th MARCH 2003

Saipem 2002 financial results: consolidated net income 191 million euros. Dividend of 0.144 euros per ordinary share and 0.174 euros per savings share.

Purchase of 4,100,000 treasury shares to implement the company incentive schemes.

The Board of Directors of Saipem S.p.A. approved the Consolidated Financial Statements at 31st December 2002, which reported a net income of 191 million euros (168 million in 2001), bearing out the preliminary results announced on 25th February 2002.

The Board of Directors also approved the Statutory Financial Statements of Saipem S.p.A. at 31st December 2002, which reported a net income amounting to 70 million euros (59 million in 2001).

The aforementioned financial statements are currently being reviewed by the Independent Auditors.

Saipem's Board of Directors resolved to propose to the General Shareholders' Meeting, scheduled to take place on 30th April and 2nd May 2002, first and second summons respectively, the distribution of a dividend of 0.144 euros per ordinary share (0.127 euros in 2001) and 0.174 per savings share (0.157 euros in 2001). The dividend will be paid from 22nd May 2003 (date of coupon 19th May 2003).

The payout, in line with previous years, is equal to approximately one third of the consolidated net income.

Saipem


Eni
G R O U P

2002 Consolidated Financial Statements for the Saipem Group

Final results confirm data contained in the press release issued on 25th February 2003.

Figures including Saipem s.a. results

Revenues totalled 3,149 million euros.

Operating income amounted to 302 million euros.

Net income amounted to 191 million euros, equal to an income per share of 0.43 euros (0.38 euros in 2001)

Cash flow (net income plus depreciation and amortisation) amounted to 446 million euros.

Figures excluding Saipem s.a. results

Revenues totalled 2,531 million euros (1,923 in 2001).

Operating income amounted to 288 million euros (256 in 2001).

Net income amounted to 191 million euros (168 in 2001).

Cash flow amounted to 413 million euros (359 in 2001).

New contracts awarded to the Saipem Group

In the first two months of 2003, additional contracts were awarded to the Saipem Group amounting to approximately 500 million euros, of which the majority was in the Onshore Construction sector (195 million euros), the Offshore Drilling sector (161 million euros) and the Offshore Construction sector (109 million euros).

Offshore Construction

- On behalf of PTT Exploration and Production Public Company Ltd, the EPIC (Engineering, Procurement, Installation, Construction) Bongkot Field Development Phase 3 project, in Thailand, comprising engineering, procurement, construction, transport and installation of a platform, the construction of various pipelines and associated facilities. The contract was awarded to Saipem Asia Sdn Bhd in consortium with Sembawang Singapore;


Eni
GROUP

- On behalf of BP, the lease of several existing and new-build ROVs (Remotely Operated Vehicles) to be deployed on the following projects: Thunder Horse, Holstein and Mad Dog. Contracts were awarded to Sonsub Inc.;
- On behalf of Petropars, the project South Pars Phase 1, in Iran, involving installation engineering and laying of a subsea pipeline. The contract was awarded to Saipem S.p.A.;
- On behalf of TotalFinaElf Indonesie, the EPIC Peciko Pipeline Repair project, in Indonesia, involving the removal of an existing section of the Peciko Pipeline in addition to detail engineering activities, transport, installation and commissioning of the new pipeline. The contract was awarded to PT Saipem Indonesia.

Offshore Drilling

- On behalf of Exxon Mobil Nigeria, the three-year lease of the semi-submersible drilling vessel Scarabeo 7 in Nigeria. The contract was awarded to Saipem S.p.A.;
- On behalf of Petrobel, the two-year lease of the jack-up Perro Negro 4 in Egypt. The contract was awarded to Saipem S.p.A.;
- On behalf of TotalFinaElf, the six-month lease of the semi-submersible rig Scarabeo 6 in Norway. The contract was awarded to Saipem S.p.A..

Onshore Construction

- On behalf of NAOC, the Okpai Power Plant in Nigeria, involving the construction of a 'combined cycle' Power Generation Plant. The contract was awarded to a consortium formed by Alstom Power Italia (leader) and Saipem S.p.A.;
- On behalf of Saudi Aramco, the EPC East West Rabigh Crude Pipeline project, in Saudi Arabia, involving engineering, procurement and construction of a pipeline. The contract was awarded to Saudi Arabian Saipem Ltd..

Onshore Drilling

- On behalf of Petrobel, the two-year lease of a rig in Egypt. The contract was awarded to Saipem S.p.A.;
- On behalf of Sonatrach/Algeri, the two-month lease of a rig in Algeria. The contract was awarded to Saipem S.p.A..


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GROUP

Management expectations for 2003

With the objective of achieving, in 2003, results similar to those attained in 2002, which were positively affected by the better than expected execution of the exceptional Blue Stream Project, Saipem must acquire, and efficiently execute, large 'turn key' projects.

The engineering and project management competencies, obtained through the acquisition of Bouygues Offshore and other engineering companies, make Saipem a credible and competitive 'turn key' contractor, as demonstrated by the large backlog at the end of 2002.

These engineering and project management competencies, the significantly increased construction capabilities gained through further strengthening of the fleet, the Group long-term presence in strategic areas, and expertise in managing cost-efficient resources in developing countries, will be the drivers towards efficient contract execution.

These distinctive capabilities and competencies together with the large order backlog underpin expectations for 2003 of repeating the record results achieved in 2002.

In particular: overall revenues are estimated at approximately 4,000 million euros with contribution from operations(*) of approximately 11% of revenues.
Cost savings deriving from the integration of Bouygues Offshore are estimated at 35 million euros.

Capital expenditure for 2003, aimed at strengthening and upgrading the fleet, is expected to total approximately 160 million euros, investments for new equipment against specific Offshore Construction contracts approximately 10 million euros and capital allocated to the preparation of the FPSO unit due to operate in the OKONO/OKPOHO field in Nigeria is forecast at approximately 60 million euros. Depreciation and amortisation for 2003, inclusive of Bouygues Offshore goodwill amortisation, are forecast at approximately 270 million euros.

(*) Operating income before general and administrative expenses

Saipem


Eni
GROUP

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables, outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, armed conflicts or political instability in the Persian Gulf and/or other regions, the strength of the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

Purchase of treasury shares for allocation to the Company Incentive Schemes

The Board of Directors resolved to propose for approval to the General Shareholders' Meeting the purchase of up to 4,100,000 treasury shares, for a total amount not exceeding 35 million euros, to allocate to the Incentive Schemes as follows:

- 3,500,000 to the 2002 and 2003 Stock Option Scheme; stock options will be offered to managers holding positions directly responsible for Group results or of strategic interest, at the price equal to the average official price recorded by the Telematic Share Market during the month preceding the date of allocation;
- 600,000 to the 2002 Stock Grant Scheme; stock grants shall be offered free of charge to managers, who achieved targets set by the company.

Attachments:

- Saipem S.p.A. Reclassified Balance Sheet and Reclassified Income Statement by nature of costs;
- Saipem Group Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 24th March 2003

Saipem


Eni
GROUP

SAIPEM S.p.A.

RECLASSIFIED BALANCE SHEET

(thousand euros)

	31st December 2001	31st December 2002
Net tangible fixed assets	123,053	99,911
Net intangible fixed assets	33,728	26,522
Financial investments	493,983	1,479,523
Loan to an associated company for operating purposes	7,360	7,360
Non-current assets	**658,124**	**1,613,316**
Inventories	66,559	75,492
Other current assets	714,421	495,702
Current liabilities	(488,065)	(462,950)
Provision for contingencies	(28,183)	(34,936)
Net current assets	**264,732**	**73,308**
Employee termination benefits	**(20,691)**	**(23,066)**
CAPITAL EMPLOYED	**902,165**	**1,663,558**
Share capital	440,270	440,697
Reserves and net income for the year	226,702	243,150
Shareholders' equity	**666,972**	**683,847**
Provisions made in order to achieve fiscal benefits	**980**	**88**
Net financial debt – medium/long term	51,657	351,652
Net financial debt – short term	182,556	627,971
Net debt	**234,213**	**979,623**
COVER	**902,165**	**1,663,558**



Saipem


Eni
GROUP

SAIPEM S.p.A.

RECLASSIFIED INCOME STATEMENT BY NATURE OF COSTS

(thousand euros)

	2001	2002
Operating revenues	1,202,668	1,383,998
Other revenues and income	19,616	27,021
Purchases, services and other costs	(945,446)	(1,082,092)
Payroll and related costs	(126,917)	(146,015)
GROSS OPERATING INCOME	**149,921**	**182,912**
Amortisation, depreciation and write-downs	(75,606)	(69,966)
OPERATING INCOME	**74,315**	**112,946**
Financial expenses, net	(6,413)	(12,970)
Income from investments	30,143	20,262
INCOME BEFORE EXTRAORDINARY ITEMS AND INCOME TAXES	**98,045**	**120,238**
Extraordinary expenses, net	(3,218)	(2,149)
INCOME BEFORE INCOME TAXES	**94,827**	**118,089**
Income taxes	(35,572)	(48,727)
Net adjustments associatted with fiscal benefits	55	892
NET INCOME FOR THE YEAR	**59,310**	**70,254**



Saipem


Eni
GROUP

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st Dec 2001 Saipem	31st December 2002 Saipem "stand alone"	Bos	Effect of Acquisition	Saipem Consolidated
Net tangible fixed assets	1,440	1,534	155	19	1,708
Net intangible fixed assets	94	81	25	800	906
	1,534	1,615	180	819	2,614
- Offshore Construction	562	661	132	409	1,202
- Onshore Construction	79	66	35	164	265
- LNG	51	44	4	164	212
- MMO	–	–	8	82	90
- Offshore Drilling	617	621	–	–	621
- Onshore Drilling	138	129	–	–	129
- Leased FPSO	45	46	–	–	46
- Other	42	48	1	–	49
Financial investments	6	5	19	–	24
Non-current assets	**1,540**	**1,620**	**199**	**819**	**2,638**
Working capital	350	225	(148)	(10)	67
Provision for contingencies	(66)	(77)	(55)	–	(132)
Net current assets	**284**	**148**	**(203)**	**(10)**	**(65)**
Employee termination benefits	**(24)**	**(26)**	**–**	**–**	**(26)**
CAPITAL EMPLOYED	**1,800**	**1,742**	**(4)**	**809**	**2,547**
Net equity	**1,156**	**1,275**	**195**	**(195)**	**1,275**
Minority interest in net equity	**2**	**23**	**1**	**–**	**24**
Net debt	**642**	**444**	**(200)**	**1,004**	**1,248**
COVER	**1,800**	**1,742**	**(4)**	**809**	**2,547**
Shares issued and outstanding	**440,270,300**				**440,697,000**

Saipem


Eni
GROUP

SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

Year ended 31st December	Saipem 2001	Saipem "stand alone" 2002	Bos 2nd Half 2002	Saipem Consolidated 2002	
Operating revenues	1,923	2,531	618	3,149	
Other revenues and income	13	15	1	16	
Purchases, services and other costs	(1,129)	(1,561)	(426)	(1,987)	
Payroll and related costs	(360)	(475)	(146)	(621)	
GROSS OPERATING INCOME	**447**	**510**	**47**	**557**	
Amortisation, depreciation and write-downs	(191)	(222)	(12)	(234)	
Depreciation of purchase cost allocated to Bos equipment	–	–	–	(1)	
Bos Goodwill amortisation	–	–	–	(20)	
OPERATING INCOME	**256**	**288**	**35**	**302**	
Financial income (expenses), net	(34)	(32)	4	(43)	(a)
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**222**	**256**	**39**	**259**	
Extraordinary expenses, net	(3)	(3)	–	(3)	
INCOME BEFORE INCOME TAXES	**219**	**253**	**39**	**256**	
Income taxes	(51)	(60)	(7)	(62)	(b)
NET INCOME BEFORE MINORITY INTEREST	**168**	**193**	**32**	**194**	
Minority interest	–	(2)	(1)	(3)	
NET INCOME	**168**	**191**	**31**	**191**	
CASH FLOW (Net income + Depreciation and amortisation)	**359**	**413**		**446**	

(a) Includes interest expenses of 15 million euros due to interest on debt resulting from Bouygues Offshore's acquisition.
(b) Includes a positive amount of 5 million euros due to tax effect on financial expenses, as per a) above.



Saipem



SAIPEM GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

Year ended 31st December	Saipem 2001	Saipem "stand alone" 2002	Bos 2nd Half 2002	Saipem Consolidated 2002	
Operating revenues	1,923	2,531	618	3,149	
Production costs	(1,514)	(2,083)	(533)	(2,637)	(a)
Idle costs	(41)	(46)	(2)	(48)	
Selling expenses	(27)	(34)	(22)	(56)	
Research and development costs	(2)	(3)	(3)	(6)	
Other operating income, net	(12)	2	–	2	
CONTRIBUTION FROM OPERATIONS	**327**	**367**	**58**	**404**	
General and administrative expenses	(71)	(79)	(23)	(102)	
OPERATING INCOME	**256**	**288**	**35**	**302**	
Financial income (expenses), net	(34)	(32)	4	(43)	(b)
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**222**	**256**	**39**	**259**	
Extraordinary expenses, net	(3)	(3)	–	(3)	
INCOME BEFORE INCOME TAXES	**219**	**253**	**39**	**256**	
Income taxes	(51)	(60)	(7)	(62)	(c)
NET INCOME BEFORE MINORITY INTEREST	**168**	**193**	**32**	**194**	
Minority interest	–	(2)	(1)	(3)	
NET INCOME	**168**	**191**	**31**	**191**	
CASH FLOW (Net income + Depreciation and amortisation)	**359**	**413**		**446**	

(a) Includes amortisation of 21 million euros resulting from the Goodwill as well as the purchase cost allocated to Bouygues Offshore equipment.
(b) Includes interest expenses of 15 million euros due to interest on debt resulting from Bouygues Offshore's acquisition.
(c) Includes a positive amount of 5 million euros due to tax effect on financial expenses, as per b) above.

Saipem


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GROUP

PRESS RELEASE – 25TH FEBRUARY 2003

YEAR 2002 PRELIMINARY CONSOLIDATED RESULTS

Today, the Board of Directors of Saipem S.p.A. reviewed the preliminary consolidated data as of 31st December 2002 (not yet audited by the Board of Auditors nor the external Auditors), which include the effects of the consolidation, from 1st July 2002, of Saipem s.a. (ex Bouygues Offshore s.a.).

Figures including Saipem s.a. results

Revenues totalled 3,149 million euros.

Operating income amounted to 302 million euros.

Net income amounted to 191 million euros, equal to an income per share of 0.43 euro (0.38 euro in 2001)

Cash flow (net income plus depreciation and amortisation) amounted to 446 million euros.

Figures excluding Saipem s.a. results

Revenues totalled 2,531 million euros (1,923 in 2001).

Operating income amounted to 288 million euros (256 in 2001).

Net income amounted to 191 million euros (168 in 2001).

Cash flow amounted to 413 million euros (359 in 2001).

Revenues for 2002 (exclusive of Saipem s.a. results) showed an increase of 31.6% versus the previous year, with a significant rise in volume across all business sectors. In particular, growth in the Offshore Construction sector (+27%) was mainly due to operations in West Africa; in Offshore Drilling the increase (+15%) was attributable to greater utilisation of the vessels Scarabeo 6 and Scarabeo 7; in the Onshore Drilling sector (+36%) to the full operation of rigs in Saudi Arabia; in the Onshore Construction sector (+57%) to projects in Kazakhstan, Saudi Arabia and North Africa and in the Leased FPSO sector (+74%) to the continuous activity of the new FPSO vessel Jamestown that started operations at the end of 2001.


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GROUP

Operating income rose by 12.5% versus the previous year, with a margin on revenues of 11.4%, versus 13.3% in 2001, due to the increased weight of EPIC (Engineering, Procurement, Installation and Construction) contracts carried out in the Offshore Construction sector.

Net income increased by 13.7% versus the previous year.

Cash flow increased by 15% versus 2001, due to the increases in net income as well as depreciation and amortisation.

Saipem s.a. (ex Bouygues Offshore s.a.) consolidated in the second half of 2002, achieved revenues amounting to 618 million euros, operating income of 35 million euros, amortisation amounting to 12 million euros and a net income of 31 million euros.

Financial expenses, net of the tax effect, resulting from the financing of the Bouygues Offshore acquisition, amounted to 10 million euros, whilst goodwill amortisation came to 21 million euros. Consequently, the acquisition was, in the second half of 2002, neutral in terms of consolidated net income and accretive in terms of cash flow to the extent of 33 million euros.

Investments for 2002, inclusive of acquisition of company interests, amounted to 1,416 million euros (348 in 2001). These comprised the acquisition of company interests amounting to 1,206 million euros (Bouygues Offshore 1,037 million euros, European Marine Contractors 139 million euros, SaiClo 30 million euros); 180 million euros in respect of maintenance and upgrading of vessels and equipment for the Offshore Construction, Onshore Construction, Drilling, L.N.G. and M.M.O. sectors; 25 million euros for the conversion of a tanker to an FPSO, in addition to the construction of equipment related to specific contracts in the Offshore Construction sector amounting to 5 million euros.

Net financial debt at 31st December 2002 amounted to 1,248 million euros (642 at 31st December 2001), an increase of 606 million euros versus 31st December 2001. Over the year, financial debt increased by less than half the amount expended for investments. This, besides the cash flow generated during the year, was due to a particularly favourable trend on the working capital.



New Contracts and backlog

In 2002, Saipem "stand alone" was awarded new contracts totalling 3,132 million euros (2,186 million euros in 2001), of which 2,716 million related to the Offshore sectors (Construction, Drilling and Leased FPSO).

Contracts awarded to Saipem s.a. during the second half of the year amounted to 1,203 million euros, of which 991 million related to Offshore Construction.

Moreover, the order backlog benefitted from Bouygues Offshore's backlog at date of acquisition amounting to 1,119 million euros.

The order backlog at 31st December 2002 totalled 5,158 million euros (2,853 million euros as of 31st December 2001).

In the first two months of 2003, additional orders were awarded to the Saipem Group amounting to approximately 500 million euros, of which the majority was in the Onshore Construction sector (195 million euros), in the Offshore Drilling sector (161 million euros) and in the Offshore Construction sector (109 million euros).

Fourth Quarter Results

Figures including Saipem s.a. results

Revenues totalled 971 million euros.

Operating Income amounted to 62 million euros.

Net Income amounted to 38 million euros.

Cash flow amounted to 96 million euros.

Figures excluding Saipem s.a. results

Revenues totalled 632 million euros (641 in the fourth quarter 2001).

Operating Income amounted to 54 million euros (93 in the fourth quarter 2001).

Net Income amounted to 37 million euros (66 in the fourth quarter 2001).

Cash flow amounted to 79 million euros (133 in the fourth quarter 2001).

As previously stated, revenues and associated profit levels, particularly in the Offshore Construction, Onshore Construction, and L.N.G. sectors, and, to a lesser extent, in the


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GROUP

Drilling, Leased FPSO and M.M.O. sectors, are not consistent over time, as they are not only influenced by market performance but also by climatic conditions and single project schedules. Consequently, the results from any one particular fiscal period, or fraction thereof, can vary significantly, versus the same periods in other fiscal years, and do not allow extrapolation for the entire year.

Additional Information

Corporate Governance

The Board of Directors approved the "Regulations of the Audit Committee" that define its responsibilities, composition and regulate the execution of meetings.

With regard to the Audit Committee composition, the Regulations state, in compliance with the provisions of the Self-Discipline Code of listed companies, that the Committee should comprise exclusively of non-executive independent directors.

Therefore, the Audit Committee of Saipem S.p.A. comprises three Board Directors: Franco Bruni, Francesco Gatti and Marco Reboa – all non-executive independent directors.

Management expectations for 2003

With the objective of achieving, in 2003, results similar to those attained in 2002, which were positively affected by the better than expected execution of the exceptional Blue Stream Project, Saipem must acquire, and efficiently execute, large 'turn key' projects.

The engineering and project management competencies, obtained through the acquisition of Bouygues Offshore and other engineering companies, make Saipem a credible and competitive 'turn key' contractor, as demonstrated by the large backlog at the end of 2002.

These engineering and project management competencies, the significantly increased construction capabilities gained through further strengthening of the fleet, the Group long-term presence in strategic areas, and expertise in managing cost-efficient resources in developing countries, will be the drivers towards efficient contract execution.


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GROUP

These distinctive capabilities and competencies together with the large order backlog underpin expectations for 2003 of repeating the record results achieved in 2002.

In particular: overall revenues are estimated at approximately 4,000 million euros with contribution from operations(*) of approximately 11% of revenues.
Cost savings deriving from Bouygues Offshore integration are estimated at 35 million euros.

Capital expenditure for 2003, aimed at strengthening and upgrading the fleet, is expected to amount to approximately 160 million euros, investments for new equipment against specific Offshore Construction contracts approximately 10 million euros and capital allocated to the preparation of the FPSO unit due to operate in the OKONO/OKPOHO field in Nigeria is forecast at approximately 60 million euros. Depreciation and amortisation for 2003, inclusive of Bouygues Offshore goodwill amortisation, are forecast at approximately 270 million euros.

Forward-looking statements are based on a number of assumptions and expectations that could ultimately prove inaccurate, as they are subject to risks and variables, outside the company's control. These include: currency fluctuations, interest rate fluctuations, the level of capital expenditure in the oil and gas industry as well as other industries, armed conflicts or political instability in the Persian Gulf and/or other regions, the strength of the competition. Moreover, contract execution is also subject to variables, such as weather conditions. Actual results could therefore differ materially from the forward-looking statements.

The Board of Directors of Saipem S.p.A. also reviewed the Group's financial position and profitability by Business Sector.
(In the following tables, data pertaining to Saipem s.a. can be found under the caption "Bos")

(*) Operating income before general and administrative expenses


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GROUP

Financial flows

The increase in net financial debt of 606 million euros versus 31st December 2001 was due to the following:

Outflows

- company acquisitions amounting to 1,206 million euros;
- capital expenditure on fixed tangible and intangible assets amounting to 210 million euros;
- capital expenditure in non-consolidated investments of 2 million euros;
- distribution of dividends amounting to 56 million euros;

Inflows

- cash flow (net income plus depreciation and amortisation) of 446 million euros;
- decrease in net current assets of 349 million euros;
- effect of exchange rate fluctuations of 40 million euros;
- increase in minority interest in net equity of 22 million euros;
- sale of tangible fixed assets amounting to 7 million euros;
- increase in share capital and reserves, following stock option exercise, of 2 million euros;
- increase in employee termination benefits of 2 million euros.


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GROUP

Analysis by business sector

Offshore Construction:

(million euros)

Fourth Quarter	Saipem (**) 2001	Saipem "stand alone" 2002	Bos 2002	Saipem Consolidated 2002
Operating revenues	381	311	156	467
Operating expenses, net of cost of materials	(227)	(204)	(115)	(319)
Cost of materials	(46)	(58)	(23)	(81)
Depreciation and amortisation	(42)	(16)	(1)	(17)
Contribution from operations (*)	66	33	17	50
Depreciation of purchase cost allocated to Bos equipment				–
Bos goodwill amortisation				(6)
Contribution from operations, net				44
New orders awarded	246	739	11	750

(million euros)

Year 2002	Saipem (**) 2001	Saipem "stand alone" 2002	Bos 2nd half 2002	Saipem Consolidated 2002
Operating revenues	1,123	1,430	256	1,686
Operating expenses, net of cost of materials	(699)	(905)	(161)	(1,066)
Cost of materials	(156)	(224)	(59)	(283)
Depreciation and amortisation	(94)	(101)	(4)	(105)
Contribution from operations (*)	174	200	32	232
Depreciation of purchase cost allocated to Bos equipment				(1)
Bos goodwill amortisation				(10)
Contribution from operations, net				221
New orders awarded	1,080	2,348	991	3,339

(*) *Operating Income before general and administrative expenses*
(**) *not inclusive of L.N.G. sector reclassified data*

The backlog at 31st December 2002 amounted to 3,276 million euros, of which 1,907 million are to be realised in 2003.


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GROUP

Saipem "stand alone"

- Projects carried out in West Africa and the Far East, as well as the completion of the Blue Stream Project in the first half of the year, enabled the company to achieve a 27% increase in revenues, if compared to 2001.
  Reduced revenues in the fourth quarter 2002 versus the same period of 2001 are attributable to the completion of the Blue Stream Project.

- Contribution from operations in 2002 amounted to 200 million euros, equal to 14% of revenues, versus 174 million euros, equal to 15.5% of revenues in 2001. The slight decrease in profitability is attributable to the greater incidence of EPIC projects.

Saipem s.a. / Consolidated

- Operating revenues generated by Saipem s.a. in the second half of 2002 are attributable to ongoing projects in West Africa in addition to the initial phases of recently acquired projects. Contribution from operations amounted to 32 million euros, with profitability being 12.5% of revenues. Consequently, profitability at consolidated level, inclusive of goodwill amortisation, amounted to 13.1% of revenues.

- The most significant contracts won during 2002 were:
  - the EPIC (Engineering, Procurement, Installation & Construction) type project ERHA, on behalf of Esso Exploration & Production Nigeria Ltd, involving the full implementation of an FPSO system in Nigeria. The contract was awarded to Saipem s.a.;
  - the EPIC project NC41 Platform, on behalf of Agip Gas BV in Libya, involving the installation of a platform and assistance with platform operations for the initial six months. The contract was awarded to a consortium comprising Saipem S.p.A. (leader) and Hyundai Heavy Industries;
  - the EPIC project NC41 Sealines, on behalf of Agip Gas BV in Libya, involving the provision and laying of infield pipelines and export pipelines from the NC41 platform to shore. The contract was awarded to Saipem S.p.A.;



- the EPIC project Yoho, on behalf of Mobil Producing Nigeria Unlimited, involving the installation of a platform and laying of subsea pipelines in Nigerian waters. The contract was awarded to SaiBos;
- the Greenstream Project in Libya, on behalf of Greenstream BV, involving the transport and installation of a subsea gas trunkline from Libya to Sicily (Italy). The contract was awarded to Saipem S.p.A.;
- the EPIC project Peciko Phase 4, in Indonesia on behalf of TotalFinaElf, involving the installation of two platforms and the laying of six subsea pipelines. The contract was awarded to PT Saipem Indonesia.

Saipem



Onshore Construction:

(million euros)

Fourth Quarter	Saipem 2001	Saipem "stand alone" 2002	Bos (**) 2002	Saipem Consolidated 2002
Operating revenues	125	157	66	223
Operating expenses, net of cost of materials	(80)	(63)	(39)	(102)
Cost of materials	(27)	(70)	(21)	(91)
Depreciation and amortisation	(5)	(6)	(2)	(8)
Contribution from operations (*)	13	18	4	22
Bos goodwill amortisation				(2)
Contribution from operations, net				20
New orders awarded	49	4	3	7

(million euros)

Year 2002	Saipem 2001	Saipem "stand alone" 2002	Bos (**) 2nd half 2002	Saipem Consolidated 2002
Operating revenues	314	492	159	651
Operating expenses, net of cost of materials	(197)	(273)	(94)	(367)
Cost of materials	(70)	(143)	(53)	(196)
Depreciation and amortisation	(18)	(25)	(5)	(30)
Contribution from operations (*)	29	51	7	58
Bos goodwill amortisation				(4)
Contribution from operations, net				54
New orders awarded	282	307	31	338

(*) *Operating income before general and administrative expenses*
(**) *Includes data previously classified by Bos as Chemical & Refining*

Order backlog at 31st December 2002 amounted to 656 million euros, of which 587 are to be realised in 2003.


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GROUP

Saipem "stand alone"

- Ongoing activities in Kazakhstan and Saudi Arabia, as well as full operations of projects in North Africa, allowed the company, in 2002, to achieve revenues exceeding by 178 million euros (+57%) those for 2001.

- Contribution from operations amounted to 51 million euros, equal to 10.4% of revenues, versus 29 million euros, equal to 9.2% of revenues for 2001. The high level of profitability validates the strategic choice of concentrating project capabilities and carrying out complex projects in challenging areas.

Saipem s.a. / Consolidated

- Operating revenues generated by Saipem s.a. in the second half of 2002 are attributable mainly to activities carried out in Africa and Russia.

- Consolidated contribution from operations, inclusive of goodwill amortisation, amounted to 54 million euros with profitability at 8.3% of revenues.

- The most significant contracts won during 2002 were:
  - The ROD Project in Algeria on behalf of Sonatrach/Bhp Biliton, involving the construction of an oil treatment plant and associated facilities. The contract was awarded to a consortium comprising Saipem S.p.A. and Saipem s.a.;
  - the Obiafu/Obrikom Project in Nigeria, on behalf of NOAC, involving the expansion of the existing gas plant and the construction of a flow station. The contract was awarded to Saipem S.p.A.;
  - the Ghazal & Tinat Project in Saudi Arabia, on behalf of Aramco, involving the laying of pipelines of various lengths and diameters. The contract was awarded to Saudi Arabian Saipem Ltd.


Eni
GROUP

Liquefied Natural Gas (L.N.G.):

(million euros)

Fourth Quarter	Saipem (**) 2001	Saipem (**) "stand alone" 2002	Bos (***) 2002	Saipem Consolidated 2002
Operating revenues	3	2	52	54
Operating expenses	(1)	–	(43)	(43)
Depreciation and amortisation	(2)	(2)	(1)	(3)
Contribution from operations (*)	–	–	8	8
Bos goodwill amortisation				(2)
Contribution from operations, net				6
New orders awarded	3	2	26	28

(million euros)

Year 2002	Saipem 2001	Saipem "stand alone" 2002	Bos 2nd half 2002	Saipem Consolidated 2002
Operating revenues	6	11	99	110
Operating expenses	(2)	(3)	(83)	(86)
Depreciation and amortisation	(4)	(7)	(2)	(9)
Contribution from operations (*)	–	1	14	15
Bos goodwill amortisation				(4)
Contribution from operations, net				11
New orders awarded	6	11	91	102

(*) *Operating income before general and administrative expenses*
(**) *Data previously included under Offshore Construction*
(***) *Includes data previously classified by Bos as 'River & Maritime'*

The backlog at 31st December 2002 amounted to 250 million euros, of which 166 are to be realised in 2003.

- Operations in North Africa, Spain, India and Santo Domingo enabled the company to achieve revenues 110 million euros in 2002.

- Consolidated contribution from operations in 2002 amounted to 11 million euros, net of goodwill amortisation, with profitability equal to 10% of revenues.

- The most significant contracts won during 2002 were:

- on behalf of Shell Global Solution International Ltd, the award of additional works


Eni
GROUP

within the Hazira Project in India;

- on behalf of BBG (Bahia de Bizkaia Gas), the award of additional works within the Bilbao Project in Spain.


Eni
GROUP

Maintenance, Modification & Operation (M.M.O.):

(million euros)

Fourth Quarter	Bos 2002	Saipem Consolidated 2002
Operating revenues	65	65
Operating expenses	(63)	(63)
Depreciation and amortisation	–	–
Contribution from operations (*)	2	2
Bos goodwill amortisation		(1)
Contribution from operations, net		1
New orders awarded	53	53

(million euros)

Year 2002	Bos 2nd half 2002	Saipem Consolidated 2002
Operating revenues	104	104
Operating expenses	(98)	(98)
Depreciation and amortisation	(1)	(1)
Contribution from operations (*)	5	5
Bos goodwill amortisation		(2)
Contribution from operations, net		3
New orders awarded	90	90

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2002 amounted to 61 million euros, of which 40 million are to be realised in 2003.

- Operational activities, mainly in France, Nigeria and Russia, enabled revenues for the second half of 2002 to total 104 million euros with profitability, after goodwill amortisation, of 3%.

- The most significant contracts won during 2002 were:
  - On behalf of TotalFinaElf, the renewal of the Global Maintenance contract involving all structures located in Angola;
  - On behalf of TotalFinaElf, contractual extension of activities in France.

Saipem



Offshore Drilling:

(million euros)

	Saipem Fourth Quarter		Saipem Year	
	2001	2002	2001	2002
Operating revenues	80	91	299	345
Operating expenses	(45)	(66)	(159)	(220)
Depreciation and amortisation	(10)	(9)	(41)	(42)
Contribution from operations (*)	25	16	99	83
New orders awarded	16	3	292	349

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2002 amounted to 550 million euros, of which 194 million to be realised in 2003.

- Operating revenues for 2002 showed a growth of 15% versus 2001, mainly due to increased operations by the semi-submersible platforms Scarabeo 6 and Scarabeo 7 as well as the jack-up Perro Negro 3.

- Contribution from operations in 2002 decreased by 16 million euros versus 2001, with a margin on revenue declining from 33% to 24%. The reduction in profitability is attributable to the loss of hire and reduced rate, until the resumption of ultradeep-water operations at the end of December 2002, for the drillship Saipem 10000 in addition to maintenance works carried out on part of the fleet.

- Vessel utilisation was as follows:

Vessel	*days under contract*	
Semi-submersible platform Scarabeo 3	309	**a**
Semi-submersible platform Scarabeo 4	291	**a**
Semi-submersible platform Scarabeo 5	365	
Semi-submersible platform Scarabeo 6	365	
Semi-submersible platform Scarabeo 7	354	**a**
Drillship Saipem 10000	320	**b**
Jack-up Perro Negro 2	264	**c**
Jack-up Perro Negro 3	365	
Jack-up Perro Negro 4	277	**a**
Jack-up Perro Negro 5	320	**a**

a = for the remaining days (to 365) the vessel underwent structural repairs.

b = the residual 45 days comprise: 28 days not covered by the "loss of hire" insurance policy and 17 days for completion of repair works.

c = for the remaining days (to 365), the vessel was upgraded in readiness for a new contract in Saudi Arabia.


Eni
GROUP

- The most significant contracts won during 2002 were:
- on behalf of Statoil, the three-year charter, with an option for a further 16 months, of the semi-submersible platform Scarabeo 5 in Norway;
- on behalf of NAOC, the one-year charter of the semi-submersible platform Scarabeo 4 in Nigeria;
- on behalf of Belbop, the one-year charter of the Jack-up Perro Negro 5 in Nigeria;
- on behalf of Agip Recherches Congo, the nine-month charter of the semi-submersible platform Scarabeo 3 in Congo.

Saipem


Eni
GROUP

Onshore Drilling:

(million euros)

	Saipem Fourth Quarter		Saipem Year	
	2001	2002	2001	2002
Operating revenues	47	63	162	220
Operating expenses	(38)	(50)	(124)	(170)
Depreciation and amortisation	(4)	(6)	(18)	(26)
Contribution from operations (*)	5	7	20	24
New orders awarded	57	8	352	98

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2002 amounted to 195 million euros, of which 137 million are to be realised in 2003.

- Operating revenues for 2002 exceeded by 36% those for 2001; this is attributable mainly to the full utilisation of the eight rigs in Saudi Arabia.

- Contribution from operations in 2002 increased by 4 million euros versus the previous year, with a margin on revenues going from 12.3% to 10.9%. This decrease in margins is mainly attributable to costs associated with the commissioning of the latest two rigs in Saudi Arabia and diminished activities in South America.

- Average utilisation of rigs in 2002 reached 88% (73% in 2002); rigs were located as follows: 15 in Peru, 3 in Italy, 3 in Nigeria, 2 in Algeria, 1 in Egypt, 2 in Kazakhstan, 1 in Russia and 8 in Saudi Arabia.
  In addition, 8 third-party rigs were deployed in Peru and 1 in Kazakhstan by the joint-venture company SaiPar.
  Finally, 4 rigs owned jointly with third parties operated as follows: 1 in Italy, 1 in Venezuela and 2 in Kazakhstan.

- The most significant contracts won during 2002 were:
  - on behalf of Agip Division of Eni, the two-year charter, with an option for a further two years, of three rigs in Italy;


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GROUP

- on behalf of NAOC, the one-year charter of a rig in Nigeria;
- on behalf of Lasmo, the one-year charter of a rig in Venezuela;
- on behalf of Agip Energy BV, the six-month charter of a rig in Russia.


Eni
GROUP

Leased FPSO:

(million euros)

	Saipem Fourth Quarter		Saipem Year	
	2001	2002	2001	2002
Operating revenues	5	8	19	33
Operating expenses	(1)	(5)	(4)	(10)
Depreciation and amortisation	(2)	(2)	(10)	(15)
Contribution from operations (*)	2	1	5	8
New orders awarded	–	2	174	19

(*) *Operating income before general and administrative expenses*

The backlog at 31st December 2002 amounted to 170 million euros, of which 25 million are to be realised in 2003.

- In 2002, operating revenues and associated profitability increased as a result of operations by the new floating production unit FPSO–Jamestown, which become operational at the end of 2001. Contribution from operations amounted to 8 million euros, equal to 24% of revenues, versus 5 million euros, equal to 26% of revenues for 2001. The slight decrease in profitability is attributable to the commercial initiatives undertaken during the year.

- The production vessels FPSO–Firenze and FPSO–Jamestown have been in continuous operation throughout the year.

Attachments:

- Reclassified Consolidated Balance Sheet and Reclassified Consolidated Income Statements by nature and destination of costs.

San Donato Milanese, 25th February 2002

Saipem


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GROUP

RECLASSIFIED CONSOLIDATED BALANCE SHEET

(million euros)

	31st Dec 2001	31st December 2002			
	Saipem	Saipem "stand alone"	Bos	Effect of Acquisition	Saipem Consolidated
Net tangible fixed assets	1,440	1,527	180	19	1,726
Net intangible fixed assets	94	88	–	800	888
	1,534	1,615	180	819	2,614
- Offshore Construction	562	661	132	409	1,202
- Onshore Construction	79	66	35	164	265
- LNG	51	44	4	164	212
- MMO	–	–	8	82	90
- Offshore Drilling	617	621	–	–	621
- Onshore Drilling	138	129	–	–	129
- Leased FPSO	45	46	–	–	46
- Other	42	48	1	–	49
Financial investments	6	5	19	–	24
Non-current assets	**1,540**	**1,620**	**199**	**819**	**2,638**
Working capital	350	225	(148)	(10)	67
Provision for contingencies	(66)	(77)	(55)	–	(132)
Net current assets	**284**	**148**	**(203)**	**(10)**	**(65)**
Employee termination benefits	**(24)**	**(26)**	**–**	**–**	**(26)**
CAPITAL EMPLOYED	**1,800**	**1,742**	**(4)**	**809**	**2,547**
Net equity	**1,156**	**1,275**	**195**	**(195)**	**1,275**
Minority interest in net equity	**2**	**23**	**1**	**–**	**24**
Net debt	**642**	**444**	**(200)**	**1.004**	**1,248**
COVER	**1,800**	**1,742**	**(4)**	**809**	**2,547**
Shares issued and outstanding	**440,270,300**				**440,697,000**

Saipem


Eni
GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS
BY
NATURE OF COSTS

(million euros)

Fourth Quarter	Saipem 2001	Saipem "stand alone" 2002	Bos Q4 2002	Saipem Consolidated 2002	
Operating revenues	641	632	339	971	
Other revenues and income	–	3	–	3	
Purchases, services and other costs	(384)	(434)	(247)	(681)	
Payroll and related costs	(97)	(105)	(68)	(173)	
GROSS OPERATING INCOME	**160**	**96**	**24**	**120**	
Amortisation, depreciation and write-downs	(67)	(42)	(5)	(47)	
Bos Goodwill amortisation	–	–	–	(11)	
OPERATING INCOME	**93**	**54**	**19**	**62**	
Financial income (expenses), net	(7)	(3)	3	(8)	(a)
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**86**	**51**	**22**	**54**	
Extraordinary expenses, net	(2)	(1)	–	(1)	
INCOME BEFORE INCOME TAXES	**84**	**50**	**22**	**53**	
Income taxes	(18)	(12)	(4)	(13)	(b)
NET INCOME BEFORE MINORITY INTEREST	**66**	**38**	**18**	**40**	
Minority interest	–	(1)	(1)	(2)	
NET INCOME	**66**	**37**	**17**	**38**	
CASH FLOW (Net income + Depreciation and amortisation)	**133**	**79**		**96**	

(a) Includes interest expenses of 8 million euros due to interest on debt resulting from Bouygues Offshore's acquisition.
(b) Includes a positive amount of 3 million euros due to tax effect on financial expenses, as per a) above.

Saipem


Eni
GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY NATURE OF COSTS

(million euros)

Year 2002	Saipem 2001	Saipem "stand alone" 2002	Bos 2nd Half 2002	Saipem Consolidated 2002	
Operating revenues	1,923	2,531	618	3,149	
Other revenues and income	13	15	1	16	
Purchases, services and other costs	(1,129)	(1,561)	(426)	(1,987)	
Payroll and related costs	(360)	(475)	(146)	(621)	
GROSS OPERATING INCOME	**447**	**510**	**47**	**557**	
Amortisation, depreciation and write-downs	(191)	(222)	(12)	(234)	
Depreciation of purchase cost allocated to Bos equipment	–	–	–	(1)	
Bos Goodwill amortisation	–	–	–	(20)	
OPERATING INCOME	**256**	**288**	**35**	**302**	
Financial income (expenses), net	(34)	(32)	4	(43)	(a)
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**222**	**256**	**39**	**259**	
Extraordinary expenses, net	(3)	(3)	–	(3)	
INCOME BEFORE INCOME TAXES	**219**	**253**	**39**	**256**	
Income taxes	(51)	(60)	(7)	(62)	(b)
NET INCOME BEFORE MINORITY INTEREST	**168**	**193**	**32**	**194**	
Minority interest	–	(2)	(1)	(3)	
NET INCOME	**168**	**191**	**31**	**191**	
CASH FLOW (Net income + Depreciation and amortisation)	**359**	**413**		**446**	

(a) Includes interest expenses of 15 million euros due to interest on debt resulting from Bouygues Offshore's acquisition.
(b) Includes a positive amount of 5 million euros due to tax effect on financial expenses, as per a) above.

Saipem


Eni
GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

Fourth Quarter	Saipem 2001	Saipem "stand alone" 2002	Bos 2002	Saipem Consolidated 2002	
Operating revenues	641	632	339	971	
Production costs	(494)	(526)	(292)	(829)	(a)
Idle costs	(14)	(15)	(1)	(16)	
Selling expenses	(8)	(12)	(13)	(25)	
Research and development costs	(1)	(2)	(2)	(4)	
Other operating income, net	(13)	(2)	–	(2)	
CONTRIBUTION FROM OPERATIONS	**111**	**75**	**31**	**95**	
General and administrative expenses	(18)	(21)	(12)	(33)	
OPERATING INCOME	**93**	**54**	**19**	**62**	
Financial income (expenses), net	(7)	(3)	3	(8)	(b)
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**86**	**51**	**22**	**54**	
Extraordinary expenses, net	(2)	(1)	–	(1)	
INCOME BEFORE INCOME TAXES	**84**	**50**	**22**	**53**	
Income taxes	(18)	(12)	(4)	(13)	(c)
NET INCOME BEFORE MINORITY INTEREST	**66**	**38**	**18**	**40**	
Minority interest	–	(1)	(1)	(2)	
NET INCOME	**66**	**37**	**17**	**38**	
CASH FLOW (Net income + Depreciation and amortisation)	**133**	**79**		**96**	

(a) Includes amortisation of 11 million euros resulting from the Goodwill as well as the purchase cost allocated to Bouygues Offshore equipment.
(b) Includes interest expenses of 8 million euros due to interest on debt resulting from Bouygues Offshore's acquisition.
(c) Includes a positive amount of 3 million euros due to tax effect on financial expenses, as per a) above.

Saipem



Eni
GROUP

RECLASSIFIED CONSOLIDATED INCOME STATEMENTS BY DESTINATION OF COSTS

(million euros)

Year 2002	Saipem 2001	Saipem "stand alone" 2002	Bos 2nd Half 2002	Saipem Consolidated 2002	
Operating revenues	1,923	2,531	618	3,149	
Production costs	(1,514)	(2,083)	(533)	(2,637)	(a)
Idle costs	(41)	(46)	(2)	(48)	
Selling expenses	(27)	(34)	(22)	(56)	
Research and development costs	(2)	(3)	(3)	(6)	
Other operating income, net	(12)	2	–	2	
CONTRIBUTION FROM OPERATIONS	**327**	**367**	**58**	**404**	
General and administrative expenses	(71)	(79)	(23)	(102)	
OPERATING INCOME	**256**	**288**	**35**	**302**	
Financial income (expenses), net	(34)	(32)	4	(43)	(b)
INCOME BEFORE EXTRAORDINARY ITEMS & INCOME TAXES	**222**	**256**	**39**	**259**	
Extraordinary expenses, net	(3)	(3)	–	(3)	
INCOME BEFORE INCOME TAXES	**219**	**253**	**39**	**256**	
Income taxes	(51)	(60)	(7)	(62)	(c)
NET INCOME BEFORE MINORITY INTEREST	**168**	**193**	**32**	**194**	
Minority interest	–	(2)	(1)	(3)	
NET INCOME	**168**	**191**	**31**	**191**	
CASH FLOW (Net income + Depreciation and amortisation)	**359**	**413**		**446**	

(a) Includes amortisation of 21 million euros resulting from the Goodwill as well as the purchase cost allocated to Bouygues Offshore equipment.
(b) Includes interest expenses of 15 million euros due to interest on debt resulting from Bouygues Offshore's acquisition.
(c) Includes a positive amount of 5 million euros due to tax effect on financial expenses, as per a) above.